

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2019

Emiliya Galfinger
President
Galem Group Inc.
3773 Howard Hughes Parkway, Ste. 500S
Las Vegas, NV 89169-6014

> **Re: Galem Group Inc.**
> **Form 10-K for the year ended June 30, 2018**
> **Filed September 24, 2018**
> **Form 10-K/A for the year ended June 30, 2018**
> **Filed May 16, 2019**
> **File No. 333-213608**

Dear Ms. Galfinger:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities